UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

MTR Gaming Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

553769100

(CUSIP number)

Wendy Schnipper Clayton

General Counsel

DDJ Capital Management, LLC

141 Linden Street, Suite S-4

Wellesley, MA 02482

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100	13D	Page 2 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DDJ Capital Management, LLC 04-3300754
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 975,000
8. Shared Voting Power None
9. Sole Dispositive Power 975,000
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 975,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.58%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 553769100	13D	Page 3 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The October Fund, Limited Partnership 04-3504882
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 975,000
8. Shared Voting Power None
9. Sole Dispositive Power 975,000
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 975,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.58%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 553769100	13D	Page 4 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). October G.P., LLC 04-3504881
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 975,000
8. Shared Voting Power None
9. Sole Dispositive Power 975,000
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 975,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.58%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 553769100	13D	Page 5 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David J. Breazzano
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 997,599
8. Shared Voting Power None
9. Sole Dispositive Power 997,599
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,599
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.67%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 553769100	13D	Page 6 of 15 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the shares of common stock, par value $.00001 per share (the “Shares”), of MTR Gaming Group, Inc. (the “Issuer”). The name and address of the principal executive offices of the Issuer are MTR Gaming Group, Inc., State Route 2 South, P.O. Box 358, Chester, West Virginia 26034.

This filing of Schedule 13D is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

Item 2. Identity and Background.

(a) (b) and (c) This statement is being filed jointly by DDJ Capital Management, LLC (“DDJ”), a Massachusetts limited liability company, The October Fund, Limited Partnership (the “October Fund”), a Massachusetts limited partnership, October G.P., LLC (“October GP”), a Delaware limited liability company, and David J. Breazzano. DDJ is principally engaged in the business of providing investment management and advisory services to certain funds and accounts, including the October Fund. October GP is the general partner of, and DDJ is the investment manager for, October Fund. Mr. Breazzano, as described on Exhibit A attached hereto, is a member of DDJ and October GP. Each of October Fund, October GP and Mr. Breazzano shall be referred to herein as the “DDJ Affiliates.”

The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

With respect to this Schedule 13D, 975,000 Shares are owned beneficially by October Fund, and 22,599 Shares are directly beneficially owned by Mr. Breazzano in his individual capacity.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws, but has been involved in the legal proceeding described immediately below. The description of such proceeding in this Schedule 13D shall not be construed as an admission by the Reporting Persons that such disclosure is required by this Item 2, nor waive the Reporting Persons’ rights to conclude otherwise in the future.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 975,000 Shares owned by October Fund was $9,051,042.32, inclusive of brokerage commissions.

CUSIP No. 553769100	13D	Page 7 of 15 Pages

The aggregate purchase price of the 22,599 Shares directly beneficially owned by Mr. Breazzano was $190,544.75, inclusive of brokerage commissions.

Each of the October Fund and Mr. Breazzano used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

The Shares beneficially owned by the October Fund described herein were purchased in pursuit of a specified investment objectives established by the investors in the October Fund. DDJ and the DDJ Affiliates may continue to have the October Fund purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the October Fund. The Shares beneficially owned by Mr. Breazzano described herein were purchased for his personal account.

By letter dated December 13, 2005 (a copy of which is attached hereto as Exhibit B to this Schedule 13D), DDJ expressed its view that the acquisition proposal submitted by TBR Acquisition Group, LLC, an affiliate wholly-owned by members of the Company’s senior management team, is entirely inadequate and should be swiftly and soundly rejected by the Special Committee of the Board of Directors that has been established to evaluate such proposal. Furthermore, DDJ is extremely concerned with the apparent sale process undertaken by the Board of Directors to date, and believes that the Special Committee should engage a financial advisor to conduct a public and formal auction in order for all of the Company’s shareholders to realize the maximum value for their shares.

DDJ and the DDJ Affiliates intend to review continuously the equity position of the October Fund in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

Except as set forth below or in Item 6, neither DDJ nor the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company’s present Board of Directors or management, (iii) any material changes in the Company’s present capitalization or dividend policy or any other material change in the Company’s business or corporate structure, (iv) any change in the Company’s charter or bylaws, (v) the Company’s Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

CUSIP No. 553769100	13D	Page 8 of 15 Pages

Item 5. Interest in Securities of the Issuer.

(a) The October Fund beneficially owns, and October GP, DDJ and Mr. Breazzano beneficially own as general partner, investment manager and managing member of the investment manager, respectively, of the October Fund, 975,000 Shares, or approximately 3.58% of the outstanding Shares of the Company. Mr. Breazzano also directly beneficially owns an additional 22,599 Shares, or approximately .08% of the outstanding Shares of the Company.

(b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

(c) Except as set forth on Annex 1 attached hereto, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Exhibit A hereto, have effected any transaction in the Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Annex 1	Information With Respect to Transactions of Shares During the Past 60 Days
Exhibit A	Business Address and Principal Occupation of DDJ and DDJ Affiliates
Exhibit B	Letter to Issuer
Exhibit C	Joint Filing Agreement

CUSIP No. 553769100	13D	Page 9 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2005	DDJ CAPITAL MANAGEMENT, LLC

	By:	/S/ DAVID J. BREAZZANO
David J. Breazzano, Member

THE OCTOBER FUND, LIMITED PARTNERSHIP By: October G.P., LLC, its General Partner By: DDJ Capital Management, LLC, Manager

	By:	/S/ DAVID J. BREAZZANO
David J. Breazzano, Member

OCTOBER G.P., LLC By: DDJ Capital Management, LLC, Manager

	By:	/S/ DAVID J. BREAZZANO
David J. Breazzano, Member

	By:	/S/ DAVID J. BREAZZANO

CUSIP No. 553769100	13D	Page 10 of 15 Pages

Annex 1

Information With Respect to Transactions of Shares During the Past 60 Days

The October Fund, Limited Partnership

Date	Transaction(1)	Shares	Price/Share ($)(2)
10/28/05	Purchase	7,500	$6.60
11/01/05	Purchase	12,500	$6.78
11/02/05	Purchase	15,836	$6.73
11/03/05	Purchase	9,164	$6.68

David J. Breazzano

Date	Transaction(1)	Shares	Price/Share ($)(3)
11/22/05	Purchase	5,000	$7.45
11/29/05	Purchase	5,000	$7.30
11/29/05	Purchase	2,999	$7.25

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.
(3)	Not inclusive of an $8.00 brokerage commission paid on each transaction.

CUSIP No. 553769100	13D	Page 11 of 15 Pages

Exhibit A

Business Address and Principal Occupation of DDJ and DDJ Affiliates

The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite S-4, Wellesley, MA 02482. The name and present principal occupation or employment of each member of DDJ Capital Management, LLC and the DDJ Affiliates are set forth below. Mr. Breazzano and Ms. Mencher are U. S. citizens.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT

David J. Breazzano	Member of DDJ Capital Management, LLC and October GP

Judy K. Mencher	Member of DDJ Capital Management, LLC and October GP

CUSIP No. 553769100	13D	Page 12 of 15 Pages

Exhibit B

Letter to Issuer

December 13, 2005

By Facsimile and

Overnight Delivery

Mr. Donald J. Duffy

Chairman, Special Committee of the Board

MTR Gaming Group, Inc.

Route 2

P.O. Box 356

Chester, WV 26034

Dear Mr. Duffy,

As you may be aware, The October Fund, Limited Partnership, an investment fund managed by DDJ Capital Management, LLC (“DDJ”), is, together with a managing member of DDJ, the beneficial owner of 997,599 shares of MTR Gaming Group, Inc. (“MTR”, or the “Company”) common stock, representing approximately 3.67% of the issued and outstanding shares of the Company as of the date hereof. We are writing to you, as Chairman of the Special Committee established by the Board of Directors to evaluate the acquisition proposal put forth by TBR Acquisition Group, LLC ( “TBR”) on December 1st, 2005, to express our opinion that such acquisition proposal is wholly inadequate and should be swiftly and soundly rejected by the Special Committee. We are also extremely troubled by the apparent sale process undertaken to date by the Board of Directors – a process that appears to us to have created an unequal playing field for the benefit of senior management. As such, we also would like to take this opportunity to strongly encourage the Special Committee to engage a financial advisor to conduct a publicly-announced auction process for the Company pursuant to which all interested parties will be treated equally and provided with the same access (as well as restrictions on access) to information concerning the company, which we believe will enable all of the Company’s shareholders to realize the maximum value for their shares.

We have read through the Company’s public filings related to TBR’s first and second proposals with respect to an acquisition of the Company, submitted to the Board of Directors on November 3, 2005, and December 1, 2005, respectively. While we were mildly pleased to learn that the Special Committee found certain of TBR’s requirements submitted in their first proposal “unacceptable”, we are shocked that the Special Committee permitted the Company to enter into an Expense Reimbursement Agreement (the “Reimbursement Agreement”) with TBR, whereby the Company has agreed to reimburse up to $250,000 in actual, out-of-pocket expenses incurred by TBR in connection with negotiating the terms of its acquisition proposal with the Company. It is unconscionable that the Company would provide this kind of benefit to a bidder at this stage of discussions, particularly where the bidder is affiliated with the most senior members of the

CUSIP No. 553769100	13D	Page 13 of 15 Pages

Company’s management. To permit senior management to use Company resources to facilitate its own bid is offensive to all stockholders and raises serious concerns over the Special Committee’s fiduciary obligation to create a level playing field for all potential bidders. The Company and TBR should immediately terminate this agreement without further obligation of either party.

Because of the heightened scrutiny surrounding the actions of the Boards of public companies, and in particular with respect to the process undertaken by a special committee in connection with the potential sale of a company, we are certain that you will use the full authority of your Chairmanship of the Special Committee to act as a fiduciary on behalf of the Company’s shareholders and to pay close and careful attention to the conflicts of interest inherent in any management proposal. Accordingly, we hope to bring to your attention certain insufficiencies with respect to the current TBR acquisition proposal. TBRs belief that “the Revised Offer Price ($9.50 per share) is fair to, and in the best interests of, the Company and its shareholders” is based upon (i) shareholders receiving a “cash premium” for their shares, and (ii) “risks and pressures facing the Company”, which were outlined in TBR’s November 1, 2005 proposal, and included “(1) increased competition that is likely to result from the expansion of the gaming industry in Pennsylvania, (2) uncertainty as to if, or when, table games legislation would be passed in West Virginia, (3) increased competition from local video lottery facilities in West Virginia, and (4) uncertainty as to the timing of the Company’s other growth opportunities.”

However, with respect to the proposed “cash premium”, the TBR purchase price of $9.50 per share is 6% below the average trading price of the Company’s common stock for the year to date period ending on December 1, 2005 ($10.10), and almost 24% below the shares’ 52 week high of $12.46 reached on February 18, 2005. Further, certain of these “risks and pressures” represent significant and tangible value-adding growth opportunities for MTR. Most specifically, it is our conviction (supported by statements made by Ted Arneault and Robert Blatt during several calls and meetings) that while gaming will certainly proliferate in Pennsylvania, MTR nonetheless stands to benefit greatly from this expansion by developing and operating its licensed Presque Isle Downs racino in Erie. This facility could add considerable value to the existing MTR enterprise, is currently under construction, and should serve to not only greatly reduce the “risk” associated with the advent of gaming in Pennsylvania, but also diversify the Company’s property base. As both the Board of Directors and the Company’s shareholders are aware, there have been two precedent transactions announced in 2005 pertaining to facilities that could possibly hold a Category 1 slot license issued pursuant to the Pennsylvania Race Horse Development and Gaming Act (the same category of license held by MTR’s Presque Isle Downs facility). In the first transaction, The Mohegan Tribal Gaming Authority purchased entities owning the Pocono Downs for an aggregate $280 million before development of the gaming facility and the purchase of the license from the state. In the second such transaction, Magna Entertainment Corp. sold The Meadows racetrack to PA Meadows, LLC for $225 million exclusive of any costs related to the build out of a gaming facility and the purchase of a license from the state. These transactions suggest that the value of MTR’s Presque Isle Downs facility alone could potentially add between $8.25 and $10.25 per share to the Company’s value.

CUSIP No. 553769100	13D	Page 14 of 15 Pages

TBR’s proposal dated November 3, 2005 referred to the Company’s prior engagement of “two financial advisors in connection with a potential sale of the Company.” The proposal goes further to describe how these advisors contacted “over 23 of the most likely prospective buyers of the Company to determine their level of interest in the Company”, as well as “numerous other parties to determine their level of interest in acquiring certain of the Company’s core properties.” While this description of the Company’s efforts to “create and capture shareholder value” is set forth in TBR’s proposal in order to suggest that management has attempted in the past to increase shareholder value, we believe that this sale or disposition process as described was informal and inadequate at best. Furthermore, we demand to know the details of the “final round bid”, as described in the November 3rd proposal, such as when it was submitted, the value it represented to MTR shareholders, and the corresponding share price of MTR at the time that such bid was received. In light of the apparent minimal effort expended by the Company to obtain maximum value for shareholders in a manner that is completely fair, we strongly urge the Special Committee of the Board to engage a financial advisor to run a public and formal auction process for the Company, so that the Company’s shareholders are assured that a level playing field, free from management conflicts of interest, is created pursuant to which every potential acquirer of the Company has a fair and reasonable chance to purchase the Company at a premium value for the Company’s shareholders. We feel that as owners of this enterprise, the Company owes us nothing less.

If you would like to discuss, please do not hesitate to contact us directly. We look forward to hearing the Special Committee’s decision on these important matters.

Sincerely,

/s/ DDJ Capital Management, LLC

DDJ Capital Management, LLC

CUSIP No. 553769100	13D	Page 15 of 15 Pages

Exhibit C

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of December 13, 2005.

DDJ CAPITAL MANAGEMENT, LLC

By:	/S/ DAVID J. BREAZZANO
David J. Breazzano, Member

THE OCTOBER FUND, LIMITED PARTNERSHIP By: October G.P., LLC, its General Partner By: DDJ Capital Management, LLC, Manager

By:	/S/ DAVID J. BREAZZANO
David J. Breazzano, Member

OCTOBER G.P., LLC By: DDJ Capital Management, LLC, Manager

By:	/S/ DAVID J. BREAZZANO
David J. Breazzano, Member

By:	/S/ DAVID J. BREAZZANO